FAIRFAX FINANCIAL HOLDINGS LIMITED

Auditors’ Report
To the Shareholders of Fairfax Financial Holdings Limited
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. We have also audited the effectiveness of the Company’s internal control over financial reporting as at December, 31, 2005 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and management’s assessment thereof included in Management’s Report on Internal Control over Financial Reporting. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Fairfax Financial Holdings Limited’s 2005, 2004, and 2003 consolidated financial statements, an opinion on management’s assessment as at December 31, 2005 and an opinion on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2005 based on our audits.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We conducted our audit of the effectiveness of the Company’s internal control over financial reporting and management’s assessment thereof in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Accountants

Toronto, Ontario

March 31, 2006

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2005 and 2004

	2005	2004(1)
	(US$ millions)
Assets
Cash, short term investments and marketable securities	559.0	566.8
Accounts receivable and other	2,380.4	2,346.0
Recoverable from reinsurers (including recoverables on paid losses – $535.3; 2004 – $630.2)	7,655.6	8,135.5

	10,595.0	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value – $4,526.3; 2004 – $4,047.7)	4,526.3	4,047.7
Bonds (market value – $8,038.4; 2004 – $7,292.7)	8,127.4	7,288.8
Preferred stocks (market value – $16.6; 2004 – $136.4)	15.8	135.8
Common stocks (market value – $2,533.0; 2004 – $1,957.9)	2,099.7	1,678.6
Investments in Hub, Zenith National and Advent (market value – $439.1; 2004 – $450.5)	247.8	311.5
Real estate (market value – $18.0; 2004 – $33.5)	17.2	28.0

Total (market value – $15,571.4; 2004 – $13,918.7)	15,034.2	13,490.4

Deferred premium acquisition costs	391.5	378.8
Future income taxes	1,134.3	973.6
Premises and equipment	95.7	99.8
Goodwill	210.8	228.1
Other assets	104.2	112.3

	27,565.7	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.
Signed on behalf of the Board

Director	Director

	2005	2004(1)
	(US$ millions)
Liabilities
Lindsey Morden indebtedness	63.9	89.2
Accounts payable and accrued liabilities	1,150.0	1,122.4
Securities sold but not yet purchased	700.3	539.5
Funds withheld payable to reinsurers	1,054.4	1,033.2

	2,968.6	2,784.3

Provision for claims	16,029.2	14,983.5
Unearned premiums	2,429.0	2,368.3
Long term debt – holding company borrowings	1,365.3	1,420.9
Long term debt – subsidiary company borrowings	869.3	773.0
Purchase consideration payable	192.1	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	20,937.3	19,793.3

Non-controlling interests	753.9	583.0

Shareholders’ Equity
Common stock	2,074.5	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	531.4	1,061.9
Currency translation account	104.0	131.0

	2,905.9	3,170.7

	27,565.7	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions except
	per share amounts)
Revenue
Gross premiums written	5,572.0	5,608.8	5,518.6

Net premiums written	4,705.4	4,786.5	4,448.1

Net premiums earned	4,703.8	4,801.5	4,209.0
Interest and dividends	466.1	366.7	330.1
Realized gains on investments	352.1	248.2	840.2
Realized gain on Northbridge secondary offering and IPO	–	40.1	5.7
Claims fees	356.2	336.1	328.9

	5,878.2	5,792.6	5,713.9

Expenses
Losses on claims	4,387.1	3,610.6	3,240.6
Operating expenses	1,071.2	1,037.6	1,023.4
Commissions, net	736.0	827.3	776.1
Interest expense	201.5	166.6	147.4
Lindsey Morden TPA disposition costs	–	13.4	–

	6,395.8	5,655.5	5,187.5

Earnings (loss) from operations before income taxes	(517.6)	137.1	526.4
Provision for (recovery of) income taxes	(66.8)	83.0	191.9

Net earnings (loss) before non-controlling interests	(450.8)	54.1	334.5
Non-controlling interests	(47.1)	(73.9)	(64.5)

Net earnings (loss)	(497.9)	(19.8)	270.0

Net earnings (loss) per share	$(30.72)	$(2.16)	$18.55
Net earnings (loss) per diluted share	$(30.72)	$(2.16)	$18.23
Cash dividends paid per share	$1.40	$1.40	$0.98

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions)
Common stock –
Subordinate voting shares – beginning of year	1,778.0	1,506.2	1,531.9
Issuances during the year	299.8	299.7	–
Purchases during the year	(7.1)	(27.9)	(25.7)

Subordinate voting shares – end of year	2,070.7	1,778.0	1,506.2

Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,074.5	1,781.8	1,510.0

Other paid in capital – beginning of year	59.4	62.7	–
Issuance of convertible senior debenture	–	–	62.7
Purchases of convertible senior debenture	–	(3.3)	–

Other paid in capital – end of year	59.4	59.4	62.7

Preferred stock –
Series A – beginning of year	51.2	136.6	136.6
Conversion to Series B preferred shares	–	(85.4)	–

Series A – end of year	51.2	51.2	136.6

Series B – beginning of year	85.4	–	–
Conversion from Series A preferred shares	–	85.4	–

Series B – end of year	85.4	85.4	–

Preferred stock	136.6	136.6	136.6

Retained earnings – beginning of year	1,061.9	1,114.9	873.5
Net earnings (loss) for the year	(497.9)	(19.8)	270.0
Excess over stated value of shares purchased for cancellation	(0.3)	(3.6)	(4.9)
Common share dividends	(22.5)	(19.5)	(13.9)
Preferred share dividends	(9.8)	(10.1)	(9.8)

Retained earnings – end of year	531.4	1,061.9	1,114.9

Currency translation account – beginning of year	131.0	55.1	(297.8)
Foreign exchange impact from foreign denominated net assets	(27.0)	75.9	61.5
Foreign exchange impact from hedges (U.S. denominated debt and forward contracts, net of tax of $25.7 in 2003)	–	–	291.4

Currency translation account – end of year	104.0	131.0	55.1

Total shareholders’ equity	2,905.9	3,170.7	2,879.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2005	2004(1)	2003(1)
	(US$ millions)
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of year	15,342,759	13,151,218	13,391,918
Issuances during the year	1,843,318	2,406,741	–
Purchases during the year	(49,800)	(215,200)	(240,700)

Subordinate voting shares – end of year	17,136,277	15,342,759	13,151,218
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,885,047	16,091,529	13,899,988

Preferred stock –
Series A – beginning of year	3,000,000	8,000,000	8,000,000
Conversion to Series B preferred shares	–	(5,000,000)	–

Series A – end of year	3,000,000	3,000,000	8,000,000

Series B – beginning of year	5,000,000	–	–
Conversion from Series A preferred shares	–	5,000,000	–

Series B – end of year	5,000,000	5,000,000	–

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	(450.8)	54.1	334.5
Amortization	25.2	42.6	52.1
Future income taxes	(152.3)	5.6	127.0
Realized gains on investments	(352.1)	(288.3)	(845.9)

	(930.0)	(186.0)	(332.3)
Changes in:
Provision for claims	951.5	333.2	759.5
Unearned premiums	17.7	(122.4)	235.7
Accounts receivable and other	4.8	(182.3)	257.4
Recoverable from reinsurers	533.3	565.7	(793.5)
Funds withheld payable to reinsurers	18.6	(76.5)	141.6
Accounts payable and accrued liabilities	23.2	(319.2)	59.8
Other	8.4	98.1	63.5

Cash provided by operating activities	627.5	110.6	391.7

Investing activities
Investments – purchases	(6,198.2)	(6,883.2)	(11,280.6)
– sales	5,503.7	4,610.9	14,483.6
Sale (purchase) of marketable securities	(263.4)	1.4	6.6
Sale of Zenith National shares	218.5	127.6	–
Purchase of Advent shares	(34.1)	–	–
Purchase of capital assets	(20.5)	(37.0)	(29.9)
Purchase of subsidiaries, net of cash	(52.0)	(33.7)	18.7
Net proceeds on Northbridge secondary offering and IPO	–	104.8	148.9
Disposition of Lindsey Morden TPA business	–	(22.2)	–

Cash provided by (used in) investing activities	(846.0)	(2,131.4)	3,347.3

Financing activities
Subordinate voting shares issued	299.8	299.7	–
Subordinate voting shares repurchased	(7.4)	(31.5)	(30.6)
Trust preferred securities of subsidiary repurchased	–	(27.4)	(136.0)
Non-controlling interests	112.4	–	–
Issue of OdysseyRe debt	125.0	–	225.0
Issue of Crum & Forster debt	–	–	300.0
Issue of convertible debentures	–	–	200.0
Long term debt – repayment	(84.9)	(240.2)	(179.3)
Long term debt – issuances	–	308.6	–
Purchase consideration payable	(20.0)	(21.9)	(23.3)
Lindsey Morden indebtedness	(25.3)	71.5	(8.8)
Common share dividends	(22.5)	(19.5)	(13.9)
Preferred share dividends	(9.8)	(10.1)	(9.8)

Cash provided by financing activities	367.3	329.2	323.3

Foreign currency translation	11.9	17.0	31.9

Increase (decrease) in cash resources	160.7	(1,674.6)	4,094.2
Cash resources – beginning of year	4,429.7	6,104.3	2,010.1

Cash resources – end of year	4,590.4	4,429.7	6,104.3

(1) Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $216.4 ($169.7 at December 31, 2004; nil at December 31, 2003) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2005, 2004 and 2003
(in US$ millions except per share amounts and as otherwise indicated)
1.      Business Operations
The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.
2.      Summary of Significant Accounting Policies
The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 4), the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 9) and the carrying value of future tax assets (note 10). Actual results could differ from those estimates.
Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (C&F)
Fairmont Specialty Group
  (Fairmont)

Asian Insurance

Fairfax Asia consists of:
Falcon Insurance Company Limited
First Capital Insurance Limited
ICICI Lombard Joint Venture
(26.0% interest)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
European runoff consists of:
nSpire Re Limited (nSpire Re)
RiverStone Insurance (UK) Limited
  (Riverstone (UK))
RiverStone Managing Agency
Syndicate 3500

Group Re consists of:
CRC (Bermuda) Reinsurance Limited
  (CRC (Bermuda))
Wentworth Insurance Company Ltd.
  (Wentworth)
Retention of U.S. business in nSpire Re
Other Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa) (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management)
All subsidiaries are wholly-owned except for OdysseyRe with an 80.1% interest (2004 – 80.8%), Northbridge with a 59.2% interest (2004 – 59.2%) and Lindsey Morden with an 81.0% interest (2004 – 75.0%). The company has investments in Hub International Limited (“Hub”) with a 25.9% interest (2004 – 26.1%) and Advent Capital (Holdings) PLC (“Advent”) with a 46.8% interest (2004 – 46.8%), which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith National”) with a 10.3% interest

(2004 – 24.4%), which is accounted for on the cost basis as the company does not have the ability to exercise significant influence over Zenith National.
Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.
Premiums
Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.
Deferred premium acquisition costs
Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.
Investments
Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.
Provision for claims
Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.
Translation of foreign currencies
The operations of the company’s subsidiaries (principally in Canada, the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non U.S. dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity.
Historically, prior to the company’s change in functional currency to U.S. dollars effective January 1, 2004, the company had entered into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining U.S. operations. Such contracts were translated at the year-end rates of exchange and were included in shareholders’ equity. The remaining contracts were terminated during 2003.
Goodwill
The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. Management has compared the carrying value of goodwill balances as at December 31, 2005 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation and more specifically the ability of Lindsey Morden’s U.K. operations to meet their profit and cash flow forecasts for 2006 and future years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Negative goodwill arising on acquisitions during the year is recognized in the consolidated statement of earnings as an extraordinary item.
Reinsurance
The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.
In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.
Income taxes
Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.
Pensions
Accrued benefit obligations for pensions and other post retirement benefits are actuarially determined using the projected benefit method prorated on service and incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of the employees and other actuarial factors.
Expected return on plan assets is calculated based on the fair value of those assets.
Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.
Past service costs arising from plan amendments are deferred and amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.
Future accounting changes
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income which the company will adopt effective January 1, 2007.
Financial Instruments – Recognition and Measurement. The company’s financial assets and liabilities will be carried at fair value in its consolidated balance sheet, except for receivables and non-trading financial liabilities, which will be carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets which are held as available for sale will be recorded in other comprehensive income until realized, at which time the gain or loss will be recorded in the consolidated statement of earnings. All derivatives will be recorded at fair value in the consolidated balance sheet.

Hedges – For fair value hedges, the change in fair value of the hedging derivative will be offset in the consolidated statement of earnings against the change in the fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative will also be recorded in the consolidated statement of earnings. Any hedge ineffectiveness will be recorded in the consolidated statement of earnings.
Accumulated Other Comprehensive Income – Unrealized gains and losses on financial assets which are classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments will be recorded in a statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income will form part of shareholders’ equity.
The transitional impact of these new standards is dependent on the company’s outstanding positions, hedging strategies and market volatility at the time of transition; however, these standards generally align Canadian GAAP with existing US GAAP. The effects of US GAAP are disclosed in the company’s US GAAP reconciliation note (note 20).

3.	Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2005	2004
Cash and short term investments	278.8	534.6
Cash held in Crum & Forster (including $nil (2004 – $16.3) in interest escrow account)	1.7	17.1
Marketable securities	278.5	15.1

	559.0	566.8

Marketable securities include corporate bonds and equities, with a fair value of $284.5 (2004 – $15.1).

4.	Investment Information
Portfolio investments are comprised as follows, with the estimated fair values of debt securities and preferred and common stocks based on quoted market values.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2005				2004
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	3,788.9	–	–	3,788.9	3,476.3	–	–	3,476.3
Subsidiary cash and short term investments pledged for securities sold but not yet purchased	737.4	–	–	737.4	571.4	–	–	571.4
Bonds
Canadian – government	1,345.1	87.2	(2.2)	1,430.1	693.6	49.6	–	743.2
– government bonds pledged for securities sold but not yet purchased	84.7	4.7	–	89.4	82.7	2.6	–	85.3
– corporate	185.4	33.0	–	218.4	275.6	16.4	(0.1)	291.9
U.S. – government	4,574.4	4.9	(143.6)	4,435.7	4,379.9	31.2	(193.0)	4,218.1
– government bonds pledged for securities sold but not yet purchased	184.0	–	(1.5)	182.5	78.8	–	(1.6)	77.2
– corporate	1,400.4	27.5	(100.8)	1,327.1	1,227.1	148.5	(66.7)	1,308.9
Other – government	316.8	9.0	(6.3)	319.5	371.1	22.0	–	393.1
– corporate	36.6	0.5	(1.4)	35.7	180.0	4.6	(9.6)	175.0
Preferred stocks
Canadian	15.8	0.8	–	16.6	135.8	0.6	–	136.4
Common stocks
Canadian	273.9	95.7	(5.4)	364.2	340.0	100.8	(5.8)	435.0
U.S.	854.1	47.3	(43.2)	858.2	511.1	48.2	(58.2)	501.1
Other	971.7	353.7	(14.8)	1,310.6	827.5	210.7	(16.4)	1,021.8
Hub, Zenith National and Advent	247.8	191.3	–	439.1	311.5	139.0	–	450.5
Real estate	17.2	0.8	–	18.0	28.0	5.5	–	33.5

	15,034.2	856.4	(319.2)	15,571.4	13,490.4	779.7	(351.4)	13,918.7

The number of continuous months in which securities have been in unrealized loss position as at December 31, 2005 is as follows:

	Less than 12 months			Greater than 12 months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	420.2	(2.2)	2	–	–	–	420.2	(2.2)	2
U.S. – government	4,107.9	(144.4)	36	15.8	(0.7)	5	4,123.7	(145.1)	41
– corporate	328.5	(50.1)	47	630.3	(50.7)	18	958.8	(100.8)	65
Other – government	193.6	(6.3)	7	–	–	–	193.6	(6.3)	7
– corporate	12.0	(1.4)	2	–	–	–	12.0	(1.4)	2
Common stocks
Canadian	78.0	(5.4)	5	–	–	–	78.0	(5.4)	5
U.S.	439.6	(43.2)	8	–	–	–	439.6	(43.2)	8
Other	171.4	(14.3)	8	2.8	(0.5)	4	174.2	(14.8)	12

Total	5,751.2	(267.3)	115	648.9	(51.9)	27	6,400.1	(319.2)	142

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2005. Debt securities whose carrying value exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company has made investments in certain high yield debt securities for which the market value of the investments is below the carrying value to the company. The company has written down the carrying value of these investments to reflect other than temporary declines in value. The carrying values have been written down to the company’s assessment of the underlying fair value of the investments when the company does not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2005, the company had total bonds rated less than investment grade with an aggregate carrying value of $674.7 (2004 – $477.3), aggregate quoted market value of $644.5 (2004 – $498.7), gross unrealized gains of $43.1 (2004 – $69.0) and gross unrealized losses of $73.2 (2004 – $47.6).
At December 31, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $60.3 of common stocks as well as a Total Return Swap (“swap”) with a notional value of approximately $550.0 (constituting together hedges with an aggregate notional value of approximately $1,110.3), as described in the two following paragraphs. At December 31, 2005, common stocks in the company’s portfolio aggregated $2,099.7, with a market value of $2,533.0.
Simultaneously with short sales of approximately $500.0 ($400.0 at December 31, 2004) notional amount of SPDRs and $60.3 ($50.0 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $112.1 ($90.0 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $521.0 ($401.7 at December 31, 2004) of cash and short term securities and $271.9 ($162.5 at December 31, 2004) of bonds at market value (shown on the table above as subsidiary cash and short term investments and bonds pledged for securities sold but not yet purchased). The collateral provided for the purchase of common stocks sold short is $112.3 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
The company also has a Total Return Swap (the “swap”) with a notional value of approximately $550.0 ($450.0 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $104.1 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $60.5 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
The company also has purchased credit default swaps and put bond warrants which are carried at fair value of $142.2 ($52.5 at December 31, 2004) and classified as bonds in the table above.
Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statement of earnings as follows:

	2005	2004	2003
SPDRs, common stocks and related options	(20.7)	(36.9)	–
Swap and related option	(25.8)	(38.2)	–
Credit default swaps	(101.6)	(13.7)	(12.5)
Put bond warrants and other	(10.6)	18.1	2.0

Gains (losses)	(158.7)	(70.7)	(10.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

In addition to the amounts disclosed in note 12, the company’s subsidiaries have pledged cash and investments of $2.2 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
Liquidity and Interest Rate Risk
Maturity profile as at December 31, 2005 and 2004:

	Within 1	1 to 5	6 to 10	Over 10	2005
	Year	Years	Years	Years	Total
Bonds (carrying value)	325.1	674.6	1,154.1	5,973.6	8,127.4
Effective interest rate					5.0%

	Within 1	1 to 5	6 to 10	Over 10	2004
	Year	Years	Years	Years	Total
Bonds (carrying value)	364.4	648.7	874.7	5,401.0	7,288.8
Effective interest rate					5.2%
Bonds are classified at the earliest of the available maturity dates.
Investment Income

	2005	2004	2003
Interest and dividends:
Cash and short term investments	118.5	55.2	51.4
Bonds	313.3	232.0	216.2
Preferred stocks	3.7	3.7	7.3
Common stocks	52.1	90.4	70.7

	487.6	381.3	345.6
Expenses	(21.5)	(14.6)	(15.5)

	466.1	366.7	330.1

Realized gains on investments:
Bonds – gain	291.6	150.8	754.8
– (loss)	(27.7)	(11.2)	(58.0)
Preferred stocks – gain	–	–	0.1
– (loss)	–	(0.1)	–
Common stocks – gain	266.4	241.5	200.2
– (loss)	(20.0)	(7.0)	(11.6)
Derivatives – gain	66.6	–	–
– (loss)	(15.7)	(6.4)	–
Mark to market on derivative instruments	(158.7)	(70.7)	(10.5)
Repurchase of debt	0.5	(27.0)	–
Northbridge secondary offering and IPO	–	40.1	5.7
Other	(4.7)	9.9	(2.8)
Provision for losses and writedowns	(46.2)	(31.6)	(32.0)

	352.1	288.3	845.9

Net investment income	818.2	655.0	1,176.0

Equity earnings (losses) for Hub and Advent of $3.7 and $(45.1), respectively, for the year ended December 31, 2005 (2004 – $5.5 and $4.1; 2003 – $9.0 and $22.1) are included in interest and dividends – common stock.

5.	Provision for Claims
The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.
Changes in claim liabilities recorded on the consolidated balance sheets as at December 31, 2005 and 2004 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2005	2004
Unpaid claim liabilities – beginning of year – net	7,831.9	6,904.9
Foreign exchange effect of change in claim liabilities	16.8	168.4
Increase in estimated losses and expenses for losses occurring in prior years	523.2	340.2
Recovery under Swiss Re cover	–	(3.9)
Provision for losses and expenses on claims occurring in the current year	3,792.9	3,231.9
Paid on claims occurring during:
the current year	(862.1)	(707.7)
prior years	(2,002.7)	(2,195.2)
Unpaid claims liabilities of acquired companies at December 31	38.2	93.3

Unpaid claim liabilities – end of year – net	9,338.2	7,831.9
Unpaid claim liabilities at December 31 of Federated Life	–	26.2

Unpaid claim liabilities – end of year – net	9,338.2	7,858.1
Reinsurance gross-up	6,691.0	7,125.4

Unpaid claim liabilities – end of year – gross	16,029.2	14,983.5

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to primarily the Canadian dollar and European currencies.
The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for workers’ compensation liabilities that are considered fixed and determinable, and discounts such reserves using interest rates of 3.5% to 5.0% and standard mortality assumptions. Otherwise, the company presents its claims on an undiscounted basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.	Long Term Debt
The long term debt at December 31 consists of the following balances:

	2005	2004
Fairfax unsecured senior notes at 7.375% due March 15, 2006(1)(2)	60.6	67.6
Fairfax €45.7 secured debt at 2.5% due February 27, 2007 (effectively a €33.6 debt at 8%)(5)	51.3	54.8
Fairfax unsecured senior notes at 6.875% due April 15, 2008(1)(2)(3)	62.1	62.7
Fairfax unsecured senior notes at 7.75% due April 15, 2012(2)	466.4	466.4
Fairfax unsecured senior notes at 8.25% due October 1, 2015(3)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(1)(3)(4)	184.2	190.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(2)(3)	97.6	97.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (1)(3)	91.3	105.5
Fairfax 5% convertible senior debentures due July 15, 2023(6)	137.4	134.2
Fairfax Inc. 3.15% exchangeable debenture due November 19, 2009(7)	101.0	101.0
TIG senior unsecured non-callable notes at 8.125% due April 15, 2005(1)(2)	–	27.3
Other debt – 6.15% secured loan due January 28, 2009	13.4	13.6

Long term debt – holding company borrowings	1,365.3	1,420.9

OdysseyRe unsecured senior non-callable notes at 7.49% due November 30, 2006	40.0	40.0
OdysseyRe unsecured senior notes at 6.875% due May 1, 2015(1)(8)	125.0	–
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(1)(9)	79.5	109.9
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(8)	225.0	225.0
Crum & Forster unsecured senior notes at 10.375% due June 15, 2013	300.0	300.0
Lindsey Morden unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008	107.0	104.3
Other long term debt of Lindsey Morden	0.3	0.7

	876.8	779.9
Less: Lindsey Morden debentures held by Fairfax	(7.5)	(6.9)

Long term debt – subsidiary company borrowings	869.3	773.0

	2,234.6	2,193.9

(1)	During 2005, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured for cash payments of $50.7.
(b)	OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.
(c)	OdysseyRe repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.

(2)	During 2004, the company completed the following transactions with respect to its debt:

(a)	Exchanged $204.6 of outstanding notes due in 2005 through 2008 for cash of $59.4 (including accrued interest) and the issue of $160.4 of notes due in 2012 (which were accounted for as a modification of debt).
(b)	Issued an aggregate of $295.0 notes due in 2012.
(c)	Purchased $175.5 of notes due in 2005 through 2008 and in 2026.
(d)	Exchanged $10.0 of notes due in 2006 for $11.0 of notes due in 2012.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2005 is $44.6 (2004 –$54.2).
(4)	During 1998, the company swapped $125.0 of its debt due 2018 for Japanese yen denominated debt of the same maturity. The company pays fixed interest at 3.93% on ¥16.5 billion and receives a fixed rate interest at 9.2% on a notional amount of $125.0. Inception to date, this instrument has yielded income of $5.3 (2004 – $10.6 loss), all of which has been settled except for $0.4 (2004 – $0.4) which is due from the counter party at year end.
(5)	Secured by LOCs.
(6)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity (see Change in accounting policy below). During 2004, the company purchased for cancellation $6.5 principal amount of these debentures at a cost of $6.7 (including accrued interest).
(7)	During 2004, the company, through one if its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which are collectively exchangeable into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures).
(8)	Redeemable at OdysseyRe’s option at any time.
(9)	Redeemable at OdysseyRe’s option. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt ($21.28 per share).
(10)	On September 23, 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, replacing its existing $90.0 credit facility.
Interest expense on long term debt amounted to $192.9 (2004 – $160.4; 2003 – $145.9). Interest expense on Lindsey Morden’s total indebtedness amounted to $8.6 (2004 – $6.2; 2003 – $1.5).
Principal repayments are due as follows:

2006	100.6
2007	51.3
2008	161.9
2009	114.4
2010	–
Thereafter	1,806.4
On February 22, 2006, OdysseyRe issued $100.0 floating rate senior notes. The notes were sold in two tranches; $50.0 of Series A due in 2021 and $50.0 of Series B due in 2016.
Change in accounting policy
Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those

FAIRFAX FINANCIAL HOLDINGS LIMITED

instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than solely as equity.
This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which was formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, a disbursement of $2.0 associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. The amount currently recorded as long term debt will accrete to the $193.5 face value of the debt over the remaining term to maturity ending in 2023.
The impact of restating the consolidated balance sheets previously reported is to both increase long term debt and decrease other paid in capital by $38.4 at December 31, 2004. The impact of restating the consolidated statements of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0 and $1.1 for the years ended December 31, 2004 and 2003, respectively. There was no change to earnings per share or earnings per diluted share.
7.      Trust Preferred Securities of Subsidiaries
TIG Holdings has issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027. During 2004, the company acquired $27.4 of these trust preferred securities for approximately $23.9, with $52.4 outstanding at December 31, 2005 and 2004.
8.      Shareholders’ Equity
Capital Stock
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.
Issued capital
Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.
Series A preferred shares are floating (previously fixed/ floating) rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.
Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.
Capital transactions

(a)	On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

(b)	Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2005 the company purchased and cancelled 49,800 (2004 – 215,200; 2003 – 240,700) subordinate voting shares for an aggregate cost of $7.4 (2004 – $31.5; 2003 – $30.6), of which $0.3 (2004 – $3.6; 2003 – $4.9) was charged to retained earnings.

(c)	On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.

(d)	During 2004, certain holders of the preferred shares elected to convert 5,000,000 of Series A preferred shares into Series B preferred shares on a one-for-one basis. At November 30, 2009 and every five years thereafter, the holders of the preferred shares – both Series A and B – have the right to convert to the other Series.

9.	Reinsurance
The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $10.0 for OdysseyRe, $7.5 (excluding workers’ compensation) for Crum & Forster and $3.3 for Northbridge. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.
The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.
The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2005	2004
Specific	377.6	385.0
General	54.9	149.7

Total	432.5	534.7

During the year, the company ceded premiums earned of $860.1 (2004 – $862.7; 2003 – $1,350.4) and claims incurred of $1,522.9 (2004 – $1,134.8; 2003 – $1,614.3).

10.	Income Taxes
The company’s provision for (recovery of) income taxes is as follows:

	2005	2004	2003
Current	85.5	77.4	64.9
Future	(152.3)	5.6	127.0

	(66.8)	83.0	191.9

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income

FAIRFAX FINANCIAL HOLDINGS LIMITED

tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2005	2004	2003
Provision for (recovery of) income taxes at the statutory income tax rate	(187.0)	50.3	193.2
Non-taxable investment income	(20.2)	(19.7)	(18.8)
Tax rate differential on losses incurred (income earned) outside Canada	86.6	32.3	(6.2)
Foreign exchange	0.6	20.1	–
Change in tax rate for future income taxes	–	–	(14.2)
Unrecorded tax benefit of losses	45.3	–	37.9
Other including permanent differences	7.9	–	–

Provision for (recovery of) income taxes	(66.8)	83.0	191.9

Future income taxes of the company are as follows:

	2005	2004
Operating and capital losses	658.5	556.3
Claims discount	298.7	288.5
Unearned premium reserve	88.3	85.5
Deferred premium acquisition cost	(88.4)	(88.5)
Allowance for doubtful accounts	22.0	21.7
Investments and other	155.2	110.1

Future income taxes	1,134.3	973.6

The company has loss carryforwards in the U.S. of approximately $1,014.2, all of which expire after 2018, in Canada of approximately $359.3 expiring from 2006 to 2015, in Ireland of $232.6 with no expiry date and in the U.K. of $323.6 with no expiry date. The majority of the future tax balances relate to the U.S. operations.
Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2005, management has recorded a valuation allowance of $99.9 (2004 – $54.6), of which $49.2 relates to losses of Lindsey Morden and $50.7 relates to losses incurred primarily in the U.K. and Ireland. Management expects that recorded future income taxes will be realized in the normal course of operations.
11.     Statutory Requirements
The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2005 by the subsidiaries was $121.7.
12.     Contingencies and Commitments
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities.

Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate.
It is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its financial statements, which effect could be material and adverse.
Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.
In addition to the secured letters of credit referred to in note 4, at December 31, 2005 letters of credit aggregating $450.0 had been issued upon the company’s application and pledged as security for subsidiaries’ reinsurance balances, all relating to intercompany reinsurance between subsidiaries. These letters of credit are effectively secured by the assets held in trust derived from the premiums on the company’s corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the above-mentioned assets.
At December 31, 2005, OdysseyRe had pledged and placed on deposit at Lloyd’s approximately $188.8 (£110.0) of U.S. Treasury Notes on behalf of Advent. Subsequent to year end, $65.2 (£38.0) of these pledged funds were substituted with funds from Advent, thereby reducing funds pledged and deposited by OdysseyRe to $123.6 (£72.0). nSpire Re had previously pledged assets at Lloyd’s on behalf of Advent pursuant to a November 2000 Funding Agreement with Advent whereby the funds are used to support Advent’s underwriting activities for the 2001 to 2005 underwriting years of account. Advent is responsible for the payment of any losses resulting from the use of these funds to support its underwriting activities.
A subsidiary of Lindsey Morden owes $62.3 (Cdn$72.8) (2004 – $78.3 (Cdn$105.0)) under an unsecured non-revolving term credit facility. Fairfax has extended its letter of support of Lindsey Morden to apply to a two-year extension of this credit facility.
The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $9.5 (2004 – $9.3) for which 214,186 (2004 – 214,186) subordinate voting shares of the company with a year-end market value of $30.8 (2004 – $36.1) have been pledged as security by the borrowers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2005, 245,858 (2004 – 237,853) subordinate voting shares had been purchased for the plans at a cost of $54.1 (2004 – $51.6).
Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $6.7 (2004 – $10.5; 2003 – $7.7).
13.     Pensions
The company’s subsidiaries have various pension and post retirement benefit plans for their employees. These plans are a combination of defined benefit plans which use various measurement dates between September 30, 2005 and December 31, 2005 and defined contribution plans. The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both pension plans and post retirement benefit plans as of December 31, 2005 and 2004.

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation:
Balance – beginning of year	431.7	357.0	64.9	58.9
Current service cost	14.3	13.3	3.6	1.8
Interest cost	22.9	21.4	3.4	3.5
Actuarial losses	80.0	25.9	(0.3)	4.3
Benefits paid	(10.0)	(10.2)	(5.2)	(4.6)
Plan amendments	0.1	2.0	–	(0.6)
Foreign exchange (gain) loss	(25.7)	22.3	0.7	1.6

Balance – end of year	513.3	431.7	67.1	64.9

Fair value of plan assets:
Balance – beginning of year	387.1	325.1	–	–
Return on plan assets	41.6	29.6	–	–
Employer contributions	13.0	20.4	3.9	3.5
Employee contributions	1.8	2.0	1.3	1.1
Benefits paid	(10.0)	(10.2)	(5.2)	(4.6)
Foreign exchange gain (loss)	(22.9)	20.2	–	–

Balance – end of year	410.6	387.1	–	–

Funded status of plans – surplus (deficit)	(102.7)	(44.6)	(67.1)	(64.9)
Unamortized net actuarial loss	91.2	38.2	12.5	13.7
Unamortized past service costs	1.7	2.6	(7.9)	(9.0)
Unamortized transitional obligation	(9.5)	(10.8)	9.2	10.3

Accrued benefit asset (liability)	(19.3)	(14.6)	(53.3)	(49.9)

Plan assets consist of:
Fixed income securities	274.4	227.7	–	–
Equity securities	107.5	124.5	–	–
Real estate	20.4	18.7	–	–
Other	8.3	16.2	–	–

	410.6	387.1	–	–

Plans with accrued benefit obligations in excess of the fair value of plan assets are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation	(513.3)	(335.4)	(67.1)	(64.9)
Fair value of plan assets	410.6	278.9	–	–

	(102.7)	(56.5)	(67.1)	(64.9)

Elements of expense recognized in the year are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Current service cost, net of employee contributions	12.5	11.3	2.3	0.7
Interest cost	22.9	21.4	3.4	3.5
Actual return on plan assets	(41.6)	(29.6)	–	–
Actuarial losses	80.0	25.9	(0.3)	4.3
Plan amendments	0.1	2.0	–	(0.6)

Elements of employee future benefits cost before adjustments to recognize the long term nature of these costs	73.9	31.0	5.4	7.9

Adjustments to recognize the long term nature of employee future benefits costs:
Difference between expected return and actual return on plan assets for year	18.8	8.9	–	–
Difference between actuarial (gain) loss recognized for the year and actuarial (gain) loss on accrued benefit obligation for year	(74.7)	(16.5)	1.9	(3.8)
Difference between amortization of past service costs for year and actuarial plan amendments for year	0.9	–	(1.1)	(0.3)
Amortization of the transitional obligation	(1.3)	(1.3)	1.1	1.1

	(56.3)	(8.9)	1.9	(3.0)

Defined benefit plans expense	17.6	22.1	7.3	4.9

The significant assumptions used are as follows (weighted average):

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation as of December 31:
Discount rate	4.9%	5.5%	5.3%	5.8%
Rate of compensation increase	4.3%	4.3%	4.0%	4.7%
Benefit costs for year ended December 31:
Discount rate	5.5%	5.8%	5.9%	6.0%
Expected long term rate of return on plan assets	6.2%	6.6%	–	–
Rate of compensation increase	4.3%	4.3%	4.0%	4.7%
The total expense recognized for the companies’ defined contribution plans for the year was $18.5 (2004 – $16.0).

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.     Operating Leases
Aggregate future minimum commitments at December 31, 2005 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2006	72.0
2007	62.4
2008	49.8
2009	37.4
2010	30.5
Thereafter	141.6
15.     Earnings per Share
Earnings per share are calculated after providing for dividends on the Series A floating and the Series B fixed cumulative redeemable preferred shares.
The weighted average number of shares for 2005 was 16,529,218 (2004 – 13,898,948; 2003 – 14,024,338).
Diluted earnings per share calculations in 2003 include the impact of converting the convertible debentures into 941,140 common shares. The impact was anti-dilutive in 2005 and 2004.
16.     Acquisitions and Divestitures
Year ended December 31, 2005
On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2005, 200,000 of the Series A preferred shares had been sold at no gain or loss.
On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
For each of the OdysseyRe transactions described above, the financing raised from unrelated parties has been recorded in non-controlling interests on the balance sheet.
On August 31, 2005, Lindsey Morden completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Lindsey Morden under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Lindsey Morden from 75.0% to 81.0%.
On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $79.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $52.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at year-end. Subsequent to year-end, subsidiaries of the company sold the remaining 3.8 million shares (adjusted for a three-for-two stock split) of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $119.4.
On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).
Subsequent to year end, Advent raised an additional $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.
On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€ 45.9) respectively, resulting in no goodwill. In addition, the seller agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.
Year ended December 31, 2004
On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.
Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a pre-tax realized gain after expenses of $40.9.
On May 18, 2004, the company recorded a pre-tax realized gain of $40.1 (Cdn$53.5) on the sale of 6.0 million common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.
On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.
Year ended December 31, 2003
On May 28 and June 10, 2003, Northbridge, the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn$15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn$206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn$8.0) gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.
On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price payable was $10.1 and the fair value of the assets acquired, including goodwill of approximately $4.7, and liabilities assumed were both $37.7.
On March 3, 2003, the company purchased an additional 4.3 million outstanding common shares of OdysseyRe for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.     Purchase Consideration Payable
On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable for the payments described above and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. On December 16, 2002, TIG merged with IIC.
18.     Segmented Information
The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme. The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. Included in the runoff segment is Group Re which, through CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business), writes and retains insurance business written by other Fairfax subsidiaries. The company also provides claims adjusting, appraisal and loss management services.

	Canada			United States			Europe and Far East			Corporate and other			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004(1)	2003(1)

Revenue
Net premiums earned
Insurance – Canada	891.0	835.7	625.0	57.4	76.9	55.2	10.8	26.4	23.0	–	–	–	959.2	939.0	703.2
– U.S.	–	–	–	1,053.1	1,027.6	991.7	–	–	–	–	–	–	1,053.1	1,027.6	991.7
– Asia	–	–	–	–	–	–	68.2	57.8	37.2	–	–	–	68.2	57.8	37.2
Reinsurance	50.9	46.2	40.5	1,335.9	1,381.6	1,221.6	900.4	893.0	703.0	–	–	–	2,287.2	2,320.8	1,965.1
Runoff and Group Re	221.4	154.9	173.5	68.7	277.0	86.2	46.0	24.4	252.1	–	–	–	336.1	456.3	511.8

	1,163.3	1,036.8	839.0	2,515.1	2,763.1	2,354.7	1,025.4	1,001.6	1,015.3	–	–	–	4,703.8	4,801.5	4,209.0

Interest and dividends													466.1	366.7	330.1
Realized gains													352.1	288.3	845.9
Claims fees													356.2	336.1	328.9

													5,878.2	5,792.6	5,713.9

Allocation of revenue	24.7%	21.6%	19.9%	53.5%	57.5%	56.0%	21.8%	20.9%	24.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	125.9	105.9	40.3	(45.3)	9.2	2.4	(12.4)	0.4	9.6	–	–	–	68.2	115.5	52.3
– U.S.	–	–	–	(9.1)	(55.0)	(27.1)	–	–	–	–	–	–	(9.1)	(55.0)	(27.1)
– Asia	–	–	–	–	–	–	4.8	4.7	1.5	–	–	–	4.8	4.7	1.5
Reinsurance	1.6	3.7	3.4	(393.3)	(42.9)	17.3	(2.8)	82.4	40.3	–	–	–	(394.5)	43.2	61.0

	127.5	109.6	43.7	(447.7)	(88.7)	(7.4)	(10.4)	87.5	51.4	–	–	–	(330.6)	108.4	87.7
Interest and dividends	67.4	61.2	57.1	228.5	217.3	146.4	49.5	22.9	16.8	–	–	–	345.4	301.4	220.3

Operating income	194.9	170.8	100.8	(219.2)	128.6	139.0	39.1	110.4	68.2	–	–	–	14.8	409.8	308.0
Realized gains (losses)	106.4	34.7	67.2	212.1	140.2	312.7	(2.2)	7.3	284.1	(22.0)	(19.5)	(129.4)	294.3	162.7	534.6

	301.3	205.5	168.0	(7.1)	268.8	451.7	36.9	117.7	352.3	(22.0)	(19.5)	(129.4)	309.1	572.5	842.6
Runoff and Group Re	41.5	11.6	–	(394.8)	(119.3)	(136.2)	(288.2)	(85.9)	26.2	–	–	–	(641.5)	(193.6)	(110.0)
Claims adjusting	(18.4)	(16.4)	(17.4)	(0.7)	(18.4)	(28.1)	28.4	22.6	27.7	–	–	–	9.3	(12.2)	(17.8)
Interest expense	–	–	–	(62.9)	(58.8)	(31.4)	–	–	–	(122.8)	(94.5)	(108.3)	(185.7)	(153.3)	(139.7)
Corporate and other	(14.6)	(8.3)	(4.4)	(27.5)	(20.8)	(13.8)	(2.4)	(2.8)	–	35.7	(44.4)	(30.5)	(8.8)	(76.3)	(48.7)

	309.8	192.4	146.2	(493.0)	51.5	242.2	(225.3)	51.6	406.2	(109.1)	(158.4)	(268.2)	(517.6)	137.1	526.4

Identifiable assets
Insurance	3,380.7	2,683.1	2,373.8	6,728.6	6,577.9	6,293.6	320.9	326.3	234.0	–	–	–	10,430.2	9,587.3	8,901.4
Reinsurance	145.3	169.7	135.3	6,597.1	5,407.4	5,266.5	1,321.7	1,457.2	960.6	–	–	–	8,064.1	7,034.3	6,362.4
Runoff and Group Re	463.4	464.9	516.6	4,787.1	5,083.6	5,605.0	2,676.7	2,984.3	2,705.2	–	–	–	7,927.2	8,532.8	8,826.8
Claims adjusting	37.7	43.4	27.3	36.0	33.3	53.2	253.9	282.3	270.7	–	–	–	327.6	359.0	351.2
Corporate	–	–	–	–	–	–	–	–	–	816.6	817.9	576.5	816.6	817.9	576.5

	4,027.1	3,361.1	3,053.0	18,148.8	17,102.2	17,218.3	4,573.2	5,050.1	4,170.5	816.6	817.9	576.5	27,565.7	26,331.3	25,018.3

	14.6%	12.8%	12.2%	65.8%	65.0%	68.8%	16.6%	19.2%	16.7%	3.0%	3.0%	2.3%
Amortization	7.4	11.1	16.4	13.0	18.5	26.2	4.8	13.0	9.5	–	–	–	25.2	42.6	52.1

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is $65.7, $105.0, $7.5 and $167.2, respectively (2004 – $60.9, $81.3, $2.9 and $156.3) (2003 – $50.8, $76.1, $0.7 and $92.7).
Realized gains for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are $104.0, $106.9, $1.0 and $104.4, respectively (2004 – $22.6, $85.0, nil and $74.6) (2003 – $67.2, $308.8, $3.8 and $284.1).
Interest expense for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is nil, $32.9, nil and $30.0, respectively (2004 – nil, $33.2, nil and $25.6) (2003 – nil, $18.7, nil and $12.7).
Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.
Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.
19.     Fair Value
Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2005, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities at holding company	3	278.5	284.5
Portfolio investments	4	15,034.2	15,571.4
Securities sold but not yet purchased	4	700.3	700.3
Long term debt	6	2,234.6	2,198.6
Trust preferred securities of subsidiaries	7	52.4	42.2
Purchase consideration payable	17	192.1	192.1
The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims and reinsurance recoverables are not determinable.
These fair values have not been reflected in the financial statements.
20.     US GAAP Reconciliation
The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.
Consolidated Statements of Earnings
For the years ended December 31, 2005, 2004 and 2003, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(b)	Other than temporary declines are recorded in earnings. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other than temporary declines in the value of investment securities to fair value are recorded in earnings. Under US GAAP, securities are written down to quoted market value when an other than temporary decline occurs.
The following shows the net earnings in accordance with US GAAP:

	2005	2004	2003
Net earnings (loss), Canadian GAAP	(497.9)	(19.8)	270.0

Recoveries (deferred gains) on retroactive reinsurance (a)	163.8	25.3	(209.4)

Other than temporary declines (b)	27.7	28.1	(49.9)

Other differences	(2.0)	(14.4)	1.5

Tax effect	(62.4)	(13.1)	91.0

Net earnings (loss), US GAAP	(370.8)	6.1	103.2

Other comprehensive income (loss)(1)	(3.0)	171.0	445.6

Comprehensive income (loss), US GAAP	(373.8)	177.1	548.8

Net earnings (loss) per share, US GAAP	$(23.03)	$(0.29)	$6.66

Net earnings (loss) per diluted share, US GAAP	$(23.03)	$(0.29)	$6.66

(1)	Consists of the after-tax change in the mark-to-market valuation of investments of $24.0 (2004 – $95.1; 2003 – $92.7) and the change in the currency translation adjustment amount of $(27.0) (2004 – $75.9; 2003 – $352.9).
Consolidated Balance Sheets
In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. Strategic investments include Hub and Advent which are equity accounted and Zenith which is carried at cost. In the U.S., such investments (excluding equity accounted investments) are classified as available for sale and recorded at market values through shareholders’ equity.
As described in footnote (6) in note 6, under Canadian GAAP the value of the conversion option of the company’s 5% convertible senior debentures is included in Other paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2005	2004
Assets
Portfolio investments
Subsidiary cash and short term investments	3,788.9	3,476.3
Bonds	7,766.5	7,130.2
Preferred stocks	16.6	136.4
Common stocks	2,533.0	1,957.9
Strategic investments	351.0	412.2
Investments (including subsidiary cash and short term investments) pledged for securities sold but not yet purchased	1,009.3	733.9

Total portfolio investments	15,465.3	13,846.9
Future income taxes	1,150.2	1,066.3
Goodwill	263.0	280.2
All other assets	11,203.6	11,667.2

Total assets	28,082.1	26,860.6

Liabilities
Accounts payable and accrued liabilities	1,749.7	1,884.3
Securities sold but not yet purchased	700.3	539.5
Long term debt – holding company borrowings	1,424.7	1,480.3
Long term debt – subsidiary company borrowings	869.3	773.0
All other liabilities	19,628.9	18,526.8

Total liabilities	24,372.9	23,203.9

Mandatorily redeemable shares of TRG	192.1	195.2
Non-controlling interests	752.3	583.0

	944.4	778.2

Shareholders’ Equity	2,764.8	2,878.5

	28,082.1	26,860.6

The difference in consolidated shareholders’ equity is as follows:

	2005	2004	2003
Shareholders’ equity based on Canadian GAAP	2,905.9	3,170.7	2,879.3
Accumulated other comprehensive income	306.5	282.5	187.5
Reduction of other paid in capital	(59.4)	(59.4)	(62.7)
Cumulative reduction in net earnings under US GAAP	(388.2)	(515.3)	(541.2)

Shareholders’ equity based on US GAAP	2,764.8	2,878.5	2,462.9

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. A new Canadian GAAP standard will require this presentation to be adopted in 2007 (see Future accounting changes in note 2). Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments, as follows:

	2005	2004	2003
Unrealized gain on investments available for sale	456.3	420.1	271.1
Related deferred income taxes	(163.8)	(151.6)	(97.7)
Other	14.0	14.0	14.1

	306.5	282.5	187.5

The cumulative reduction in net earnings under US GAAP of $388.2 at December 31, 2005 relates primarily to the deferred gain on retroactive reinsurance ($425.5 after tax) which is amortized into income as the underlying claims are paid.
Disclosure of Interest and Income Taxes Paid
The aggregate amount of interest paid for the years ended December 31, 2005, 2004 and 2003 was $198.4, $175.1 and $140.9, respectively. The aggregate amount of income taxes paid for the years ended December 31, 2005, 2004 and 2003 was $102.4, $132.6 and $42.9, respectively.
Statement of Cash Flows
There are no significant differences on the statement of cash flows under US GAAP as compared to Canadian GAAP.